UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GeoPark Limited

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

G38327105

(CUSIP Number)

Gerald E. O’Shaughnessy

8301 E. 21st Street North

Suite 420

Wichita, Kansas 67206

316-630-0247

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald E. O’Shaughnessy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,312
	8.	SHARED VOTING POWER 4,082,580
	9.	SOLE DISPOSITIVE POWER 23,312
	10.	SHARED DISPOSITIVE POWER 4,082,580
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,105,892
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G38327105	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Globe Resources Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,080
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,080
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G38327105	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GP Investments LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 50,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 50,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G38327105	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GPK Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,012,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,012,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.09%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G38327105	13D	Page 6 of 9 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of GeoPark Limited, an exempted company incorporated under the laws of Bermuda (“GeoPark Limited” or the “Issuer”). The principal executive offices of GeoPark Limited are located at Calle 94 N° 11-30 8° piso, Bogota, Colombia.

Item 2. Identity and Background

(a) This statement is jointly filed by Gerald E. O’Shaughnessy, GP Investments LLP, GPK Holdings, LLC and The Globe Resources Group, Inc. (the “Reporting Persons”).

(b) The address of the principal business and the principal office of each of the Reporting Persons is 8301 E. 21st Street North, Suite 420, Wichita, Kansas 67206, USA.

(c) Mr. O’Shaughnessy is employed by, and Manager of, Lario Enterprises, LLC.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. O’Shaughnessy is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 4,105,892 shares of Common Stock beneficially owned by the Reporting Persons were acquired from the Issuer in connection with the Issuer’s original formation, through open market transactions on the New York Stock Exchange, as dividend payments on the Common Stock and as director compensation from the Issuer. Mr. O’Shaughnessy did not acquire ownership of any shares of Common Stock with borrowed funds.

Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares and/or retain and/or sell all or a portion of the shares held by the Reporting Persons in the open market or in privately negotiated transactions. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 Schedule 13D.

CUSIP No. G38327105	13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer

(a) Beneficial ownership:

(i) Amount:

Please refer to Item 11 on each cover sheet for each Reporting Person. Each of the Reporting Persons is controlled by Mr. O’Shaughnessy, who indirectly has voting and dispositive power over the reported shares set forth in Item 11 on the cover sheet for each Reporting Person. As of September 22, 2023, 4,012,500 shares over which Mr. O’Shaughnessy has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

(ii) Percent of class:

Please refer to Item 11 on each cover sheet for each of the Reporting Persons. The percentages reported herein are based on the shares outstanding as of June 30, 2023.

(b) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Please refer to Item 7 on each cover sheet for each Reporting Person.

CUSIP No. G38327105	13D	Page 8 of 9 Pages

(ii) Shared power to vote or to direct the vote:

Please refer to Item 8 on each cover sheet for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

Please refer to Item 9 on each cover sheet for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

Please refer to Item 10 on each cover sheet for each Reporting Person.

(c) The Reporting Persons have entered into the following transactions in securities of the Issuer during the past 60 days.

Date	Number of Shares	Price per Share
July 24, 2023	33	$10.18
July 31, 2023	49,967	$10.07
August 9, 2023	303	$10.09
August 11, 2023	24,697	$10.08
August 21, 2023	9,100	$9.56
September 11, 2023	76,520	$9.48
September 12, 2023	64,380	$9.59
September 15, 2023	175,000	$9.97
September 18, 2023	31,000	$10.06
September 21, 2023	44,000	$10.15
September 22, 2023	87,500	$10.34

The seller for each transaction was GPK Holdings, LLC and each transaction was effected by a broker in the public market.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of GeoPark Limited reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 17, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. G38327105	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald E. O’Shaughnessy
Gerald E. O’Shaughnessy
September 22, 2023

GP INVESTMENTS LLP

/s/ Gerald E. O’Shaughnessy
Gerald E. O’Shaughnessy
September 22, 2023

GPK HOLDINGS, LLC

/s/ Gerald E. O’Shaughnessy
Gerald E. O’Shaughnessy
September 22, 2023

THE GLOBE RESOURCES GROUP, INC.

/s/ Gerald E. O’Shaughnessy
Gerald E. O’Shaughnessy
September 22, 2023